SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 4

CHINDEX INTERNATIONAL, INC.

(Name of Issuer)

Chindex International, Inc.

Healthy Harmony Acquisition, Inc.

Healthy Harmony Holdings, L.P.

TPG Asia VI, L.P.

 TPG Asia, Inc.

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Mr. Guangchang Guo

Roberta Lipson

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169467107

(CUSIP Number of Class of Securities)

Lawrence Pemble Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

Ronald Cami

Healthy Harmony Holdings, L.P.

Healthy Harmony Acquisition, Inc.

TPG Asia VI, L.P.

 TPG Asia, Inc.

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, CA 94104

(415) 743-1500

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Guangchang Guo

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

Attention: Qiao Yang

Tel: +(86) 21 2313-8185

Roberta Lipson Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary J. Simon Ellen Friedenberg Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000	Ling Huang Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West (23Fl) Jianguomenwai Da Jie Chaoyang District Beijing 100022, China +(86) 10 5920-1000	Chengfei Ding Troutman Sanders LLP 23/F CITIC Square Shanghai 200041, China +(86) 21 6133-8989

	Victor Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Jon L. Christianson Daniel Dusek Skadden, Arps, Slate, Meagher & Flom LLP 30/F China World Office 2 No. 1 Jian Guo Men Wai Avenue Beijing 100004, China +(86) 10 6535-5500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$461,304,159	$59,416

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $59,416 was determined by multiplying 0.0001288 by the aggregate merger consideration of $461,304,159. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 18,678,608 outstanding shares of Common Stock (including Class B Common Stock and shares of Common Stock subject to restricted stock units and shares of restricted stock) as of May 14, 2014 to be acquired in the merger, multiplied by (b) the per share merger consideration of $24.00, plus (ii) the product of (x) options to purchase 990,238 shares of Common Stock with exercise prices below $24.00, multiplied by (y) $13.15 per share, representing the difference between the per share merger consideration of $24.00 and the weighted average exercise price per share of $10.85.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $59,416

Form or Registration No.: Schedule 14A

Filing Party: Chindex International, Inc.

Date Filed: May 15, 2014

Explanatory Note

This Amendment No. 4 is being filed solely for the purpose of filing an additional exhibit to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on May 15, 2014, as amended by Amendment No. 1 filed on June 25, 2014, Amendment No. 2 filed on August 6, 2014 and Amendment No. 3 filed on August 7, 2014, together with the exhibits thereto (the “Transaction Statement”). No changes or additions are being made hereby to the Transaction Statement.

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Item 16.   Exhibits

(a)(2)(i)	Definitive Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)*	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3)†	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6)†	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7)†	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(8)	Amendment No. 1 of Amended and Restated Agreement and Plan of Merger, dated August 6, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(d)(9)*	Amended and Restated Support Agreement, dated August 6, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein.

(d)(10)*	Stock Pledge Agreement, dated August 6, 2014, between Fosun Industrial Co., Limited, TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(11)	Form of Rollover Agreement by and between Healthy Harmony Holdings, L.P. and each employee of Chindex International, Inc. who is an “Additional Rollover Stockholder.”

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

*	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on August 6, 2014.

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 15 , 2014

CHINDEX INTERNATIONAL, INC.

By:	/s/ Kenneth A. Nilsson
Name: Kenneth A. Nilsson
Title: Chairman of the Board of Directors

HEALTHY HARMONY HOLDINGS, L.P.

By:	Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

HEALTHY HARMONY ACQUISITION, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA VI, L.P.

By:	TPG Asia GenPar VI, L.P., its general partner

By:	TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

MS. ROBERTA LIPSON

By:	/s/ Roberta Lipson

[Signature Page to Schedule 13E-3]

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors and Executive Director

SHANGHAI FOSUN HIGH TECHNOLOGY (GROUP) CO., LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors and Executive Director

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Mr. Guangchang Guo

By:	/s/ Guangchang Guo

[Signature Page to Schedule 13E-3]

Exhibit Index

(a)(2)(i)	Preliminary Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)*	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3)†	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6)†	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7)†	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(8)	Amendment No. 1 of Amended and Restated Agreement and Plan of Merger, dated August 6, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(d)(9)*	Amended and Restated Support Agreement, dated August 6, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein.

(d)(10)*	Stock Pledge Agreement, dated August 6, 2014, between Fosun Industrial Co., Limited, TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(11)	Form of Rollover Agreement by and between Healthy Harmony Holdings, L.P. and each employee of Chindex International, Inc. who is an “Additional Rollover Stockholder.”

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

*	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on August 6, 2014.

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.